UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

RESERVOIR MEDIA, INC.

(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

76119X 105
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☐	Rule 13d-1 (c)

☒	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 10 Pages

CUSIP No. 76119X 105	13G/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Byron Roth
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 120,800(1)
	6	SHARED VOTING POWER 2,681,533(2)
	7	SOLE DISPOSITIVE POWER 120,800 (1)
	8	SHARED DISPOSITIVE POWER 2,681,533(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,802,333(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes shares issuable upon the exercise of warrants held by Mr. Roth, which became exercisable 30 days following the business combination.

(2) Includes shares beneficially owned by CR Financial Holdings, Inc. (“CRF”), including shares issuable upon the exercise of warrants held by CRF, which became exercisable 30 days following the business combination, and includes shares beneficially owned by Roth Capital Partners, LLC (“RCP”) and Eight is Awesome, LLC.

CUSIP No. 76119X 105	13G/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Gordon Roth
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 29,850(1)
	6	SHARED VOTING POWER 2,631,533(2)
	7	SOLE DISPOSITIVE POWER 29,850(1)
	8	SHARED DISPOSITIVE POWER 2,631,533(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,661,383(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes shares issuable upon the exercise of warrants held by Mr. Roth, which became exercisable 30 days following the business combination.

(2) Includes shares beneficially owned by CRF, including shares issuable upon the exercise of warrants held by CRF, which became exercisable 30 days following the business combination, and includes shares beneficially owned by RCP.

CUSIP No. 76119X 105	13G/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON CR Financial Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,158,533(1)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 2,158,533(1)
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,158,533(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes shares issuable upon the exercise of warrants held by CRF, which became exercisable 30 days following the business combination. Byron Roth and Gordon Roth have voting and dispositive power over the shares owned by CRF.

CUSIP No. 76119X 105	13G/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Roth Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 473,000(1)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 473,000(1)
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 473,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Byron Roth and Gordon Roth have voting and dispositive power over the shares owned by RCP.

CUSIP No. 76119X 105	13G/A	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Eight is Awesome, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 50,000
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 50,000
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.08%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 76119X 105	13G/A	Page 7 of 10 Pages

Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends, in its entirety, the statement on Schedule 13G originally filed on February 12, 2021 (the “Schedule 13G”). This Amendment is being filed to amend certain of the amounts included in the Schedule 13G and disclose that each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the outstanding shares of the Common Stock of the Issuer. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Persons.

Item 1.

(a)	Name of Issuer: Reservoir Media, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

75 Varick Street, 9th Floor, New York, New York 10013

Item 2.

(a)	Name of Person Filing: (i) Byron Roth (ii) Gordon Roth (iii) CR Financial Holdings, Inc. (iv) Roth Capital Partners, LLC (v) Eight is Awesome, LLC

(b)	Address of Principal Business Office or if none, Residence:

c/o Roth Capital Partners, LLC

888 San Clemente Drive, Suite 400

Newport Beach, CA 92660

(c)

Citizenship:

(i) Byron Roth - United States

(ii) Gordon Roth - United States

(iii) CR Financial Holdings, Inc. - California

(iv) Roth Capital Partners, LLC - California

(iv) Eight is Awesome, LLC - California

(d)	Title of Class of Securities: Common Stock, $0.0001 par value

(e)	CUSIP Number: 76119X 105

Item 3.	Not Applicable

Item 4.	Ownership.

CUSIP No. 76119X 105	13G/A	Page 8 of 10 Pages

(a)	Amount Beneficially Owned:

(i) Byron Roth	2,802,333 shares, including 5,052 shares issuable upon the exercise of warrants held by Mr. Roth, which became exercisable 30 days following the business combination. Includes 50,000 shares owned by Eight is Awesome, LLC, 473,000 shares owned by Roth Capital Partners, LLC, and 2,158,533 shares owned by CR Financial Holdings, Inc., including shares issuable upon the exercise of warrants held by CR Financial Holdings, Inc., which became exercisable 30 days following the business combination.
(ii) Gordon Roth	2,661,383 shares, including 1,039 shares issuable upon the exercise of warrants held by Mr. Roth. Includes 473,000 shares owned by Roth Capital Partners, LLC and 2,158,533 shares owned by CR Financial Holdings, Inc., including shares issuable upon the exercise of warrants held by CR Financial Holdings, Inc., which became exercisable 30 days following the business combination.
(iii) CR Financial Holdings, Inc.	2,158,533 shares, including 90,281 shares issuable upon the exercise of warrants held by CR Financial Holdings, Inc.
(iv) Roth Capital Partners, LLC	473,000 shares.
(v) Eight is Awesome, LLC	50,000 shares.

(b)	Percent of Class:

(i) Byron Roth	4.4%
(ii) Gordon Roth	4.1%
(iii) CR Financial Holdings, Inc.	3.4%
(iv) Roth Capital Partners, LLC	0.7%
(v) Eight is Awesome, LLC	0.08%

The foregoing percentage is based on 64,138,639 shares of Common Stock outstanding as of January 31, 2022, as disclosed in the Quarterly Report on Form 10-Q filed with the SEC by the Issuer on February 8, 2022.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

(i) Byron Roth	120,800
(ii) Gordon Roth	29,850
(iii) CR Financial Holdings, Inc.	2,158,533
(iv) Roth Capital Partners, LLC	473,000
(v) Eight is Awesome, LLC	50,000

(ii)	shared power to vote or to direct the vote:

(i) Byron Roth	2,681,533
(ii) Gordon Roth	2,631,533
(iii) CR Financial Holdings, Inc.	0
(iv) Roth Capital Partners, LLC	0
(v) Eight is Awesome, LLC	0

(iii)	sole power to dispose or to direct the disposition of:

(i) Byron Roth	120,800
(ii) Gordon Roth	29,850
(iii) CR Financial Holdings, Inc.	2,158,533
(iv) Roth Capital Partners, LLC	473,000
(v) Eight is Awesome, LLC	50,000

(iv)	shared power to dispose or to direct the disposition of:

(i) Byron Roth	2,681,533
(ii) Gordon Roth	2,631,533
(iii) CR Financial Holdings, Inc.	0
(iv) Roth Capital Partners, LLC	0
(v) Eight is Awesome, LLC	0

CUSIP No. 76119X 105	13G/A	Page 9 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 76119X 105	13G/A	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2022

/s/ Byron Roth
Byron Roth

/s/ Gordon Roth
Gordon Roth

CR FINANCIAL HOLDINGS, INC.

By:	/s/ Byron Roth
Name: Byron Roth
Title: CEO

ROTH CAPITAL PARTNERS, LLC

/s/ Byron Roth
Name: Byron Roth
Title: Chairman & CEO
EIGHT IS AWESOME, LLC.

/s/ Byron Roth
Name: Byron Roth
Title: Manager